UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

C. David Lee, Esq.

Munger, Tolles & Olson LLP

350 South Grand Ave.

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock issuable upon (i) conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,704,243 shares of Common Stock outstanding as of May 31, 2018 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,308,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,308,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon conversion of 1,308,500 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock).
(2)	The percentage reflected above is based on (i) 16,704,243 shares of Common Stock outstanding as of May 31, 2018 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018, plus (ii) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,604,852 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,604,852 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,604,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon (i) conversion of 2,604,852 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,704,243 shares of Common Stock outstanding as of May 31, 2018 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC, plus (iv) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D	Page 5 of 7 Pages

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 26, 2014, as amended and supplemented on December 22, 2017 and February 16, 2018 (this “Schedule 13D”), by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), and certain other reporting persons, with respect to the common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned to such terms in Amendment No. 2 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

Second Restated Investment Agreement

On May 31, 2018, the Issuer, JPM Funding and the Juniper Entities entered into a Second Amended and Restated Investment Agreement (the “Second Restated Investment Agreement”), which amended and restated the Restated Investment Agreement in its entirety. Pursuant to the Second Restated Investment Agreement, the Juniper Entities granted JPM Funding the right to purchase all, but not less than all, of the B-1 Preferred Shares held by the Juniper Entities, at the price set forth in the Second Restated Investment Agreement. This right is exercisable if, following the occurrence of a Noncompliance Event (as defined in the Restated Certificate) the Issuer fails to pay in full the amounts described in clause (i) or clause (ii) of Section 4(e) of the Restated Certificate when specified in such clause.

The Second Restated Investment Agreement is filed as Exhibit 1 to this Schedule 13D. The summary contained herein of such agreement is qualified in its entirety by reference to the full text of such agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Second Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on June 4, 2018).

13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018

JUNIPER NVM, LLC By: Juniper Capital Partners, LLC Its: Sole Member By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory

JCP REALTY PARTNERS, LLC By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory

JUNIPER CAPITAL PARTNERS, LLC By: /s/ Jay Wolf Name: Jay Wolf Title: Authorized Signatory

13D	Page 7 of 7 Pages

Exhibit Index

Exhibit 1	Second Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC and Juniper NVM, LLC, dated as of May 31, 2018 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on June 4, 2018).